650 Town Center Drive, 20th Floor
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Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

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Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 13, 2021

CIK No. 0001782627

Ladies and Gentlemen:

On behalf of Winc, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 24, 2021 relating to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on September 13, 2021 (“Amendment No. 2”). We are submitting this letter via EDGAR and have publicly filed a revised Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, the bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 2), all page references herein correspond to the page of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 13, 2021

Prospectus Summary

Winc: We Bring Everyone to the Table, page 1

1.	We note your amended disclosure in response to comment 1, and reissue the comment in part. In this regard, we note your disclosure on page 1 that “[o]ver the past two years [you] have grown by approximately 80% in case volume sold, with the sale of over 430,000 cases in 2020” and that your “growth is fueled by the joint capabilities of [y]our data-driven brand development strategy paired with a true omni-channel distribution network.” Please balance this disclosure by also addressing the impact of COVID-19 on such growth.

September 27, 2021 Page 2

Response:

The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement.

General

2.	We note that you filed a registration statement on Form 10 with the Commission on August 27, 2021. To the extent that you revise either your Form 10 or this Form S-1 in response to our comments and/or on your own initiative, please ensure that you make conforming changes to both filings.

Response:

The Company acknowledges the Staff’s comment and undertakes to make conforming changes to both filings.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	Geoffrey McFarlane, Winc, Inc.

Matthew Thelen, Winc, Inc.

Brian Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP